POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS that the undersigned hereby constitutes and appoints each of Jonathan Neman, Mitch Reback, Matthew Alexander and Ashley Van of Sweetgreen, Inc. (the "***Company***"), signing individually, as the undersigned's true and lawful attorneys-in-fact and agents to:

1. execute for and on behalf of the undersigned Forms 144 in accordance with Rule 144 of the Securities Act of 1933, as amended, and the rules thereunder;

2. do and perform any and all acts for and on behalf of the undersigned which may be necessary to complete the execution of any such Form 144 and the timely filing of such form with the United States Securities and Securities Commission and any other authority as required by law; and

3. take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorneys-in-fact, may be of benefit to, in the best interest of or legally required by the undersigned, it being understood that the documents executed by such attorneys-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorneys-in-fact may approve in their discretion.

The undersigned hereby grants to such attorneys-in-fact full power and authority to do every act requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned could do if personally present, with full power of substitution, hereby ratifying and confirming all that such attorneys-in-fact shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Rule 144 of the Securities Act.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 23 day of August, 2024.

DocuSigned by:

Nicolas Jammet

82CE747E4DD34FA...

Name: Nicolas Jammet

Certificate Of Completion

Envelope Id: 230B6FA7A63D47D9955E8C887C5EF08C | Status: Completed

Subject: Complete with Docusign: Sweetgreen - Power of Attorney Form (Forms 144).docx

Source Envelope:

Document Pages: 1	Signatures: 1	Envelope Originator:
Certificate Pages: 4	Initials: 0	Matthew Alexander
AutoNav: Enabled		3000 Robertson Blvd.
EnvelopeId Stamping: Enabled		3rd floor
Time Zone: (UTC-08:00) Pacific Time (US & Canada)		Los Angeles, HIDDEN_NO_SELECT 90034
		matthew.alexander@sweetgreen.com
		IP Address: 75.82.80.228

Record Tracking

Status: Original 8/23/2024 2:19:24 PM	Holder: Matthew Alexander matthew.alexander@sweetgreen.com	Location: DocuSign

Signer Events	Signature	Timestamp
Nicolas Jammet nicolas@sweetgreen.com Individual Security Level: Email, Account Authentication (None)	DocuSigned by: Nicolas Jammet 82CE747F4DD34FA... Signature Adoption: Pre-selected Style Using IP Address: 174.218.99.142 Signed using mobile	Sent: 8/23/2024 2:23:16 PM Viewed: 8/23/2024 2:59:45 PM Signed: 8/23/2024 3:28:11 PM

Electronic Record and Signature Disclosure:
Accepted: 8/23/2024 2:59:44 PM
ID: eca0d950-2e4a-4ed5-8257-5fb12a38615a

In Person Signer Events	Signature	Timestamp

Editor Delivery Events	Status	Timestamp

Agent Delivery Events	Status	Timestamp

Intermediary Delivery Events	Status	Timestamp

Certified Delivery Events	Status	Timestamp

Carbon Copy Events	Status	Timestamp

Witness Events	Signature	Timestamp

Notary Events	Signature	Timestamp

Envelope Summary Events	Status	Timestamps
Envelope Sent	Hashed/Encrypted	8/23/2024 2:23:16 PM
Certified Delivered	Security Checked	8/23/2024 2:59:45 PM
Signing Complete	Security Checked	8/23/2024 3:28:11 PM
Completed	Security Checked	8/23/2024 3:28:11 PM

Payment Events	Status	Timestamps

Electronic Record and Signature Disclosure

CONSUMER DISCLOSURE

From time to time, Sweetgreen (we, us or Company) may be required by law to provide to you certain written notices or disclosures. Described below are the terms and conditions for providing to you such notices and disclosures electronically through the DocuSign, Inc. (DocuSign) electronic signing system. Please read the information below carefully and thoroughly, and if you can access this information electronically to your satisfaction and agree to these terms and conditions, please confirm your agreement by clicking the 'I agree' button at the bottom of this document.

Getting paper copies

At any time, you may request from us a paper copy of any record provided or made available electronically to you by us. You will have the ability to download and print documents we send to you through the DocuSign system during and immediately after signing session and, if you elect to create a DocuSign signer account, you may access them for a limited period of time (usually 30 days) after such documents are first sent to you. After such time, if you wish for us to send you paper copies of any such documents from our office to you, you will be charged a $0.00 per-page fee. You may request delivery of such paper copies from us by following the procedure described below.

Withdrawing your consent

If you decide to receive notices and disclosures from us electronically, you may at any time change your mind and tell us that thereafter you want to receive required notices and disclosures only in paper format. How you must inform us of your decision to receive future notices and disclosure in paper format and withdraw your consent to receive notices and disclosures electronically is described below.

Consequences of changing your mind

If you elect to receive required notices and disclosures only in paper format, it will slow the speed at which we can complete certain steps in transactions with you and delivering services to you because we will need first to send the required notices or disclosures to you in paper format, and then wait until we receive back from you your acknowledgment of your receipt of such paper notices or disclosures. To indicate to us that you are changing your mind, you must withdraw your consent using the DocuSign 'Withdraw Consent' form on the signing page of a DocuSign envelope instead of signing it. This will indicate to us that you have withdrawn your consent to receive required notices and disclosures electronically from us and you will no longer be able to use the DocuSign system to receive required notices and consents electronically from us or to sign electronically documents from us.

All notices and disclosures will be sent to you electronically

Unless you tell us otherwise in accordance with the procedures described herein, we will provide electronically to you through the DocuSign system all required notices, disclosures, authorizations, acknowledgements, and other documents that are required to be provided or made available to you during the course of our relationship with you. To reduce the chance of you inadvertently not receiving any notice or disclosure, we prefer to provide all of the required notices and disclosures to you by the same method and to the same address that you have given us. Thus, you can receive all the disclosures and notices electronically or in paper format through the paper mail delivery system. If you do not agree with this process, please let us know as described below. Please also see the paragraph immediately above that describes the consequences of your electing not to receive delivery of the notices and disclosures

electronically from us.

How to contact Sweetgreen:

You may contact us to let us know of your changes as to how we may contact you electronically, to request paper copies of certain information from us, and to withdraw your prior consent to receive notices and disclosures electronically as follows:

To contact us by email send messages to: marisa.yokoyama@sweetgreen.com

To advise Sweetgreen of your new e-mail address

To let us know of a change in your e-mail address where we should send notices and disclosures electronically to you, you must send an email message to us at marisa.yokoyama@sweetgreen.com and in the body of such request you must state: your previous e-mail address, your new e-mail address. We do not require any other information from you to change your email address..

In addition, you must notify DocuSign, Inc. to arrange for your new email address to be reflected in your DocuSign account by following the process for changing e-mail in the DocuSign system.

To request paper copies from Sweetgreen

To request delivery from us of paper copies of the notices and disclosures previously provided by us to you electronically, you must send us an e-mail to marisa.yokoyama@sweetgreen.com and in the body of such request you must state your e-mail address, full name, US Postal address, and telephone number. We will bill you for any fees at that time, if any.

To withdraw your consent with Sweetgreen

To inform us that you no longer want to receive future notices and disclosures in electronic format you may:

i. decline to sign a document from within your DocuSign session, and on the subsequent page, select the check-box indicating you wish to withdraw your consent, or you may;

ii. send us an e-mail to marisa.yokoyama@sweetgreen.com and in the body of such request you must state your e-mail, full name, US Postal Address, and telephone number. We do not need any other information from you to withdraw consent.. The consequences of your withdrawing consent for online documents will be that transactions may take a longer time to process..

Required hardware and software

Operating Systems:	Windows® 2000, Windows® XP, Windows Vista®; Mac OS® X
Browsers:	Final release versions of Internet Explorer® 6.0 or above (Windows only); Mozilla Firefox 2.0 or above (Windows and Mac); Safari™ 3.0 or above (Mac only)
PDF Reader:	Acrobat® or similar software may be required to view and print PDF files
Screen Resolution:	800 x 600 minimum
Enabled Security Settings:	Allow per session cookies

** These minimum requirements are subject to change. If these requirements change, you will be asked to re-accept the disclosure. Pre-release (e.g. beta) versions of operating systems and browsers are not supported.

Acknowledging your access and consent to receive materials electronically

To confirm to us that you can access this information electronically, which will be similar to other electronic notices and disclosures that we will provide to you, please verify that you were able to read this electronic disclosure and that you also were able to print on paper or electronically save this page for your future reference and access or that you were able to e-mail this disclosure and consent to an address where you will be able to print on paper or save it for your future reference and access. Further, if you consent to receiving notices and disclosures exclusively in electronic format on the terms and conditions described above, please let us know by clicking the 'I agree' button below.

By checking the 'I agree' box, I confirm that:

- I can access and read this Electronic CONSENT TO ELECTRONIC RECEIPT OF ELECTRONIC CONSUMER DISCLOSURES document; and

- I can print on paper the disclosure or save or send the disclosure to a place where I can print it, for future reference and access; and

- Until or unless I notify Sweetgreen as described above, I consent to receive from exclusively through electronic means all notices, disclosures, authorizations, acknowledgements, and other documents that are required to be provided or made available to me by Sweetgreen during the course of my relationship with you.